

03052203

S ... COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 22161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-01-02 (MM/DD/YY) AND ENDING 8-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PECAUT & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 6TH STREET
(No. and Street)

SIOUX CITY, (City) IOWA (State) 51101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COREY WRENN (712) 252-3268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

1000 WEST 29TH STREET, SUITE 218, SOUTH SIOUX CITY, NEBRASKA 68776
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 13 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, COREY J. WRENN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PECAUT & COMPANY, as of AUGUST 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public


GAYLE RUPP
Commission Number 197823
My Commission Expires
August 10, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PECAUT & COMPANY

INDEX

PECAUT & COMPANY
FINANCIAL HIGHLIGHTS

August 31,	2003	2002
Revenue	**$ 981,379**	$ 1,013,925
Net Income	**30,906**	12,179
Per Share Outstanding at End of Year	**0.28**	0.11
Return on Revenue	**3.1%**	1.2%
Return on Stockholders' Equity	**5.7%**	2.3%
Working Capital	**502,449**	461,694
Net Investment in Fixed Assets	**8,311**	17,910
Fixed Asset Additions	**9,254**	2,150
Depreciation	**18,853**	11,337
Stockholders' Equity	**560,510**	529,604
Per Common Share Outstanding	**4.99**	4.72

INDEPENDENT AUDITORS' REPORT

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors
Pecaut & Company

We have audited the accompanying statements of financial condition of Pecaut & Company as of August 31, 2003 and 2002, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pecaut & Company at August 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial highlights and supplemental information are presented for purposes of additional analysis and are not a required part of the basic financial statements. The supplemental information is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nichols, Rise & Company, L.L.P.
South Sioux City, Nebraska
October 8, 2003

PECAUT & COMPANY

STATEMENTS OF FINANCIAL CONDITION

August 31,	2003	2002
ASSETS		
Current Assets:		
Cash	$ 196,781	$ 288,823
Commissions Receivable	113,581	95,789
Marketable Securities	355,543	308,060
Prepaid Expenses	4,938	1,927
Refundable Income Taxes	308	959
	671,151	695,558
Fixed Assets:		
Office Equipment and Improvements, at Cost	237,311	233,712
Less Accumulated Depreciation	229,000	215,802
	8,311	17,910
Other Assets:		
Deposit, Carrying Broker	49,750	50,000
Total Assets	$ 729,212	$ 763,468
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued Expenses	$ 32,964	$ 73,740
Unremitted Payroll Taxes Withheld	121,072	151,733
Accounts Payable	8,843	8,204
Deferred Income Taxes	5,823	187
	168,702	233,864
Stockholders' Equity:		
Common Stock ($1 Par Value, Authorized 500,000 Shares, Issued, and Outstanding 112,269 Shares)	112,269	112,269
Contributed Capital in Excess of Par Value	1,876	1,876
Retained Earnings	446,365	415,459
	560,510	529,604
Total Liabilities and Stockholders' Equity	$ 729,212	$ 763,468

PECAUT & COMPANY
STATEMENTS OF INCOME

Year Ended August 31,	2003	2002
Revenues:		
Commissions	$ 423,322	$ 610,318
Investment Advisory Fees	506,435	374,798
Net Trading and Investment Gains (Losses):		
Realized	(762)	817
Unrealized	43,335	14,335
Interest Earned on Investments	3,660	3,329
Dividends on Securities Owned	5,389	10,328
	981,379	1,013,925
Operating Expenses:		
Advertising and Publications	29,339	26,883
Depreciation	18,853	11,337
Equipment Rental	32,536	41,590
Group Insurance	69,978	48,081
Insurance and Bonds	5,614	4,085
Licenses, Fees, and Dues	14,708	16,995
Occupancy	36,497	40,452
Office and Representative Salaries	159,645	171,518
Office Supplies and Postage	11,417	21,529
Executives' Salaries	413,813	458,930
Payroll Taxes	41,881	41,759
Retirement Plan Contributions	74,762	75,670
Professional Services	7,184	10,462
Sales Promotion and Travel	18,930	19,958
Telephone	10,613	9,121
	945,770	998,370
Net Income Before Income Taxes	35,609	15,555
Provision for Income Taxes	4,703	3,376
Net Income	$ 30,906	$ 12,179

See accompanying notes

PECAUT & COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY

Year Ended August 31, 2003 and 2002

	Common Stock	Contributed Capital in Excess of Par Value	Retained Earnings	Total Stock-holders' Equity
Balance, August 31, 2001	$ 112,269	$ 1,876	$ 403,280	$ 517,425
Net Income for 2002			12,179	12,179
Balance, August 31, 2002	112,269	1,876	415,459	529,604
Net Income for 2003			30,906	30,906
Balance, August 31, 2003	**$ 112,269**	**$ 1,876**	**$ 446,365**	**$ 560,510**

See accompanying notes

PECAUT & COMPANY
STATEMENTS OF CASH FLOWS

Year Ended August 31,	2003	2002
Cash Flows from Operating Activities:		
Net Income	$ 30,906	$ 12,179
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	18,853	11,337
Unrealized Gains on Marketable Securities Held for Investment or Trading Inventory	(43,335)	(14,335)
Changes in Assets and Liabilities:		
Commissions Receivable	(17,792)	(5,520)
Prepaid Expenses and Deposit	(2,761)	1,154
Accrued Expenses	(40,776)	4,422
Unremitted Payroll Taxes Withheld	(30,661)	(36,032)
Accounts Payable	639	(4,496)
Refundable Income Taxes - Current	651	6,392
Refundable Income Taxes - Deferred	5,636	2,910
Total Adjustments	(109,546)	(34,168)
Net Cash Used by Operating Activities	(78,640)	(21,989)
Cash Flows from Investing Activities:		
Capital Expenditures	(9,254)	(2,150)
Net (Purchase) Sale of Marketable Securities Held for Investment	(4,148)	67,609
Net Cash Provided (Used) by Investing Activities	(13,402)	65,459
Increase (Decrease) in Cash	(92,042)	43,470
Cash, Beginning of Year	288,823	245,353
Cash, August 31,	$ 196,781	$ 288,823

Supplemental Disclosures of Cash Flow Information:

	2003	2002
Cash Paid (Received) During the Year for:		
Income Taxes, Net of Refunds	$ (1,583)	$ (5,926)

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

COMPANY ACTIVITIES

The Company is a retail securities broker located in Sioux City, Iowa. Mesirow Financial, Inc., a Chicago brokerage firm, executes and clears transactions on a fully disclosed basis for the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and commission income are recorded on a trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Marketable Securities

Marketable securities are stated at quoted market value, with unrealized gains and losses reflected in income currently.

Depreciation

Furniture, equipment, and leasehold improvements are depreciated over their income tax lives using both straight-line and accelerated methods. The income tax lives are not materially different from estimated useful lives.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying expected tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Such differences arise from nonrecognition of unrealized gain or loss on marketable securities for income tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising

The Company records advertising costs incurred during the year as periodic expense.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments.

FIXED ASSETS

	Income Tax Lives	2003	2002
Cost:			
Furniture and Equipment	5-10 years	$ 144,509	$ 140,910
Leasehold Improvements	5-10 years	92,802	92,802
		$ 237,311	$ 233,712
Net Investment:			
Furniture and Equipment		$ 8,311	$ 17,910
Leasehold Improvements		0	0
		$ 8,311	$ 17,910

INCOME TAXES

The provision (benefit) for income taxes is summarized as follows:

	2003	2002
Current Expense (Benefit):		
Federal	$ (651)	$ 334
State	(282)	132
	(933)	466
Deferred Expense	5,636	2,910
Income Tax Provision	$ 4,703	$ 3,376

The income tax provision differs from the expense which would result from applying federal statutory tax rates to net income or loss before income taxes. Principal reasons for the difference are as follows:

A) Certain investment income is not taxable.
B) State income taxes are included in the income tax provision.
C) Deferred income tax provisions are based on expected average tax rates.

Temporary differences for financial reporting and tax purposes result in the following future tax-year income (deduction):

	2003	2002
Cumulative Unrealized Gain on Marketable Securities	$ 44,478	$ 923
Net Operating Loss Carryforward	(11,417)	
	$ 33,061	$ 923

RETIREMENT PLAN

The Company adopted a SIMPLE-IRA retirement plan covering all employees during the year ended August 31, 2003. The Company is required to match employee contributions up to a maximum of 3% of the contributing employee's contribution. Company matching contributions were $14,646 for the year ended August 31, 2003.

The Company terminated its money purchase, defined contribution plan on June 30, 2003. All employees had been covered by the plan, and contributions were based on wages. Company contributions were $58,971 and $73,740, respectively, for the years ended August 31, 2003 and 2002.

OPERATING LEASES

The Company leases its office facilities and stock quotation equipment. Under the office facilities lease, the Company is responsible for all repairs and maintenance, a proportionate share of building utilities as well as insuring the contents and general liability insurance coverage. Rent expense was $69,033 and $82,042, respectively, for the years ended August 31, 2003 and 2002.

CAPITAL STOCK REPURCHASE AGREEMENT

The Company has agreed to repurchase the Company stock from the estate of a deceased shareholder in the event of the death of certain Company shareholders. The per share value of each class of Company stock for purposes of this agreement is set annually by the Company's board of directors. At August 31, 2003, the stock valuation not funded by life insurance was $373,674.

FINANCIAL INSTRUMENT AND CREDIT CONCENTRATION RISKS

The Company utilizes a carrying broker to execute and settle securities transactions on behalf of Company customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered.

Cash accounts are maintained at a Sioux City, Iowa, bank. Balances in those accounts often exceed the FDIC insured limit of $100,000. Funds in excess of current cash requirements are invested in uninsured money market funds.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company had net capital of $392,629, which was $342,629 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .43 to 1.

SUBSEQUENT EVENT

The Company's management decided in October 2003 to cease the brokerage operations. All brokerage customers have been notified, and the brokerage operations will continue until all customer accounts have been closed.

Company employees not continuing with the new registered investment advisory entity will receive severance pay based on their years of service. The estimated total severance is $32,346. This severance has not been included in liabilities as of August 31, 2003, since the communication date was in October 2003.

SUPPLEMENTAL INFORMATION

PECAUT & COMPANY
RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENT COMPUTATIONS

August 31, 2003

Reconciliation of Net capital

Net Capital Per Unaudited FOCUS Report, August 31, 2003	$	389,372
Audit Adjustments:		
Reclassification of Deferred Tax Asset Against Deferred Income Tax Liability		3,206
Marketable Securities Haircut		51
Net Capital Per Audited FOCUS Report, August 31, 2003	$	392,629

Reserve Requirement

The Company is exempted from the reserve requirements under rule 15c-3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA 5th FOCUS INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic X Alternate

Name of Broker Dealer: PECAUT & CO.

SEC File Number: 8- 22161

Address of Principal Place of Business: 511 SIXTH STREET

SIOUX CITY IA 51101-1276

Firm ID: 2997

For Period Beginning 9/1/2002 And Ending 8/31/2003

Name and telephone number of person to contact in regard to this report:

Name: COREY WRENN, TREASURER Phone: 712 252-3268

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Phone:

Name: Phone:

Name: Phone:

Name: Phone:

Does respondent carry its own customer accounts? Yes No X

Check here if respondent is filing an audited report X

ASSETS

Consolidated Unconsolidated X

			Allowable	Non-Allowable	Total
1.	Cash		196,581		196,581
2.	Receivables from brokers or dealers:				
	A.	Clearance account	17,883		
	B.	Other			17,883
3.	Receivables from noncustomers				
4.	Securities and spot commodities owned, at market value:				
	A.	Exempted securities	51,863		
	B.	Debt securities			
	C.	Options			
	D.	Other securities	353,430		
	E.	Spot commodities			405,293
5.	Securities and/or other investments not readily marketable:				
	A.	At cost			
	B.	At estimated fair value			
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
	A.	Exempted securities			
	B.	Other securities			
7.	Secured demand notes market value of collateral:				
	A.	Exempted securities			
	B.	Other securities			

8.	Memberships in exchanges:			
	A. Owned, at market			
	B. Owned, at cost			
	C. Contributed for use of the company, at market value			
9.	Investment in and receivables from affiliates, subsidiaries, and associated partnerships			
10.	Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost-net of accumulated depreciation and amortization		8,311	8,311
11.	Other assets		101,144	101,144
12.	**TOTAL ASSETS**	619,757	109,455	729,212

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A. I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loan payable			
14.	Payable to brokers or dealers:			
	A. Clearance account			
	B. Other			
15.	Payable to non-customers			
16.	Securities sold not yet purchased, at market value			
17.	Accounts payable, accrued liabilities, expenses, and other	168,702		168,702
18.	Notes and mortgages payable:			
	A. Unsecured			
	B. Secured			
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. From outsiders			
	2. Includes equity subordination (15c3-1(d)) of			
	B. Securities borrowings, at market value:			
	From outsiders			
	C. Pursuant to secured demand note collateral agreements:			
	1. From outsiders			
	2. Includes equity subordination (15c3-1(d)) of			
	D. Exchange memberships contributed for use of company, at market value			
	E. Accounts and other borrowings not qualified for net capital purposes			
20.	**TOTAL LIABILITIES**	168,702		168,702

Ownership Equity

		Total
21.	Sole proprietorship	
22.	Partnership (limited partners	
23.	Corporations:	
	A. Preferred stock	
	B. Common stock	112,269
	C. Additional paid-in capital	1,876
	D. Retained earnings	446,365
	E. Total	560,510
	F. Less capital stock in treasury	
24.	**TOTAL OWNERSHIP EQUITY**	560,510
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	729,212

STATEMENT OF INCOME (LOSS)

Period Beginning 9/01/2002 Period Ending 8/31/2003 Number of months 12

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	91,726
	b. Commissions on listed option transactions	72
	c. All other securities commissions	51,025
	d. Total securities commissions	142,823
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	
	b. From all other trading	
	c. Total gain (loss)	
3.	Gains or losses on firm securities investment accounts	47,962
4.	Profit (loss) from underwriting and selling groups	
5.	Revenue from sale of investment company shares	78,220
6.	Commodities revenue	
7.	Fees for account supervision, investment advisory, and administrative services	506,435
8.	Other revenue	205,939
9.	Total revenue	981,379

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	413,813
11.	Other employee compensation and benefits	346,266
12.	Commissions paid to other broker-dealers	
13.	Interest expense	
	a. Includes interest on accounts subject to subordination agreements	
14.	Regulatory fees and expenses	14,708
15.	Other expenses	170,983
16.	Total expenses	945,770

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	35,609
18.	Provision for Federal income taxes (for parent only)	4,703
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above	
	a. After Federal income taxes of	
20.	Extraordinary gains (losses)	
	a. After Federal income taxes of	
21.	Cumulative effect of changes in accounting principles	
22.	Net income (loss) after Federal income taxes and extraordinary items	30,906

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,149

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A.(k) (1)–Limited business (mutual funds and/or variable annuities only)

B.(k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C.(k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X

Clearing Firm SEC#s	Name	Product Code
8- 28816	MESIROW FINANCIAL, INC.	ALL
8-		
8-		
8-		

D.(k) (3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		560,510
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		560,510
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		560,510
6.	Deductions and/or charges:	109,455	
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		
	D. Other deductions and/or charges		-109,455
7.	Other additions and/or credits (List)		
8.	Net capital before haircuts on securities positions		451,055
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities	3,610	
	2. Debt securities		
	3. Options		
	4. Other securities	54,816	
	D. Undue Concentration		
	E. Other (List)		
			-58,426
10.	Net Capital		392,629

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		11,247
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital (line 10 less 13)		342,629
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		375,759

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		168,702
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtedness		168,702
20	Percentage of aggregate indebtedness to net capital (line 19/line 10)	%	43

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP, OR CORPORATION)

1.	Balance, beginning of period		529,604
	A.	Net income (loss)	30,906
	B.	Additions (includes non-conforming capital of	
	C.	Deductions (includes non-conforming capital of	
2.	Balance, end of period (From item 1800)		560,510

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		
	A.	Increases	
	B.	Decreases	
4.	Balance, end of period (From item 3520)		

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors
Pecaut & Company

In planning and performing our audit of the financial statements of Pecaut & Company for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company, L.L.P.

South Sioux City, Nebraska
October 8, 2003